UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-33650 CUSIP NUMBER
640650305

(Check One):☐Form 10-K    ☐Form 20-F    ☐Form 11-K    ☒Form 10-Q    ☐Form 10-D    ☐Form N-SAR ☐Form N-CSR

For Period Ended:  March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NeoStem, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

420 Lexington Avenue, Suite 450

Address of Principal Executive Office (Street and Number)

New York, New York 10170

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NeoStem, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 within the prescribed time period, without unreasonable effort and expense, because of delays experienced by the Company in preparing its consolidated financial statements and related disclosures as set forth below which has resulted in the Company’s independent registered public accounting firm requiring additional time to complete its review.  The delays tie, in part, to the recent dramatic growth experienced by the Company, which includes the acquisition of Progenitor Cell Therapy, LLC (“PCT”), which closed on January 19, 2011, including the acquisition of intellectual property by PCT’s subsidiary during the period.

The quarter ended March 31, 2011 represents the first quarter that the Company is reporting financial information for PCT.  Properly accounting for such operations has been time consuming.

Other factors also negatively impacted the timing of the preparation of the first quarter 2011 Form 10-Q.   The Company is a smaller reporting company, with limited professional and accounting staff.  During the first quarter of 2011 and thereafter, the efforts of management and other personnel, including accounting personnel, were diverted towards consummating the Company’s acquisition of PCT, the related reporting for such acquisition and the integration of the companies.

The Company intends to file the first quarter 2011 Form 10-Q within the 5 calendar day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Catherine M. Vaczy, Esq.,
Vice President and General Counsel	(212)	584-4180
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes   ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in the unaudited results of operations of the Company for the three months ended March 31, 2011 compared to the three months ended March 31, 2010, in part because of the Company’s acquisition of PCT on January 19, 2011.  For example, the Company’s first quarter 2011 revenues will be approximately $19,641,000, compared with approximately $15,833,000 in revenues for first quarter of 2010, mainly due to (i) an increase in revenue for the Company’s Cell Therapy - United States reporting unit (from approximately $59,000 for first quarter 2010 to approximately $1,449,000 for first quarter 2011) as a result of revenues generated by PCT, and (ii) an increase in revenue for the Company’s Pharmaceutical Manufacturing - China reporting unit (from approximately $15,775,000 to approximately $18,142,000).  Additionally, it is anticipated that the Company’s operating loss for first quarter 2011 will be approximately $7,992,000, compared with the Company’s first quarter 2010 operating loss of approximately $2,608,000.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the first quarter 2011 Form 10-Q.

NeoStem, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ Catherine M. Vaczy
Name: Catherine M. Vaczy
Title: Vice President and General Counsel